Via Facsimile
February 1, 2006

Mr. Mark Webb,
Legal Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Thomas Weisel Partners Group, Inc.
Registration Statement on Form S-1
File No. 333-129108
Dear Mr. Webb:
     On behalf of our client, Thomas Weisel Partners Group, Inc. (the “Company”), we have set forth below the Company’s responses to the comments contained in the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 31, 2006, relating to the Company’s registration statement on Form S-1 (File No. 333-129108) (the “Registration Statement”). The Company will later today file via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Amendment No. 3 will include the Company’s responses to the Staff’s comments, as reflected in this response letter as well as the Company’s response letter dated January 30, 2006 to the Staff’s comment letter, dated January 27, 2006 and prior telephone conversations we have had with the Staff.
     Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the Registration Statement. The Company also acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Registration Statement, and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark Webb

     In response to several of the comments, the Company has agreed to change or supplement the disclosures in the Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes the prior filing was deficient or inaccurate in any respect. Accordingly, any amendment to the Company’s filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.
     For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.
Tax Benefit
     1. For tax benefit adjustments presented throughout the filing, tell us how you determined that those benefits were more likely than not to be realized in view of the registrant’s historical losses. Refer to paragraphs 92-98 of SFAS 109.
     The Company supplementally advises the Staff that it has applied the requirements of SFAS 109 in providing for the tax benefit adjustments in the Registration Statement. The Company’s conclusion that the tax benefits are “more likely than not” to be realized as required by SFAS 109 was based on management’s view that the positive evidence supporting the tax benefit significantly outweighs the negative evidence. The positive evidence supporting management’s view that a valuation reserve would not be required includes the level of the Company’s profitability, before preferred dividends and accretions for its two most recently completed fiscal years (i.e., 2003 and 2004). While the Company expects to record a net loss for 2005, this loss is attributable to a level of compensation expense that exceeded the Company’s compensation cost policies that are being implemented in connection with its initial public offering. In addition, for 2006 and the foreseeable future, the Company’s management has projected that it will record profit across a broad range of revenue projections, including levels of investment banking and brokerage revenues that are no higher than current revenue levels. The Company’s current estimates and sensitivity analyses point to annual net income of between $7 million and $11 million at 2005 revenue levels, based on anticipated savings in non-compensation expenses as well as the application of the Company’s compensation cost policies described in the Registration Statement.
     The Company’s historical losses that are mentioned in the Staff’s comment letter are largely attributable to factors that management does not expect to recur in future periods, particularly the 2002 loss which management believes was largely attributable to restructuring costs, including the write-off of fixed assets, as well as provisions for subleases and a regulatory settlement. Losses

Mr. Mark Webb

attributable to common stockholders also reflect the significant accretion of preferred shareholder returns which will be eliminated in the reorganization.
     The Company believes on the basis of these factors that the tax benefits reflected in the Registration Statement are more likely than not to be realized.
Summery Consolidated Financial Data, page 7
Selected Consolidated Financial And Other Data, page 43
     2. Label the existing Pro Forma table titled Pro Forma, As Adjusted For Compensation And Corporate Tax to read Pro Forma, As Adjusted and reflect the pro forma information presented on face of the consolidated statements of operations. In addition, revise note (c) to explain the basis of the presentation and other related notes, as applicable.
     The Company has revised the disclosures on pages 7-9 and 43-45 in response to the Staff’s comment.
     3. Delete the presentation of pro forma, as adjusted for the offering information.
     The Company has deleted the presentation of the pro forma, as adjusted for the offering information from the selected and summary financial information on pages 7 and 43 of the Registration Statement.
Risk Factors, page 10
Our independent registered public accounting firm identified..., page 17
     4. Please move this risk factor so that it becomes the first risk factor in this section.
     The Company has revised the disclosure by moving the risk factor related to internal controls to become the first risk factor in this section (see page 10) to accommodate the Staff’s preference.
     5. Please revise to disclose what steps have been taken by the company to address the material weaknesses discussed.
     The Company has added disclosure to describe in greater detail the steps that it has taken to address the material weaknesses disclosed in this risk factor. The Company will also expand the related disclosure in the Management’s Discussion and Analysis that described these steps to conform to the revised Risk Factor disclosures.
Unaudited Pro Forma Condensed Consolidated Financial Information, pages 30-38
     6. Delete the columns titled Pro Forma Adjustments For This Offering and Total Pro Forma, As Adjusted For This Offering. The initial

Mr. Mark Webb

public offering awards are not factually supportable pursuant to Item 11-02 (b)(6) of Regulation S-X.
     The Company has revised the disclosures on pages 31-39 to eliminate the pro forma adjustments for the offering.
     7. If the initial public offering awards are deemed to be material nonrecurring charges which directly result from the transaction and which will be included in the income of the registrant within the twelve months succeeding the transaction such charges should be disclosed separately and the presentation should clearly indicate that these charges were not considered in the pro forma condensed consolidated statement of operations information.
     The Company has revised the disclosures on pages 37-38 and page 49 in response to the Staff’s comment to retain the disclosures formerly contained in footnotes explaining the pro forma adjustments. The revised disclosures indicate the anticipated charge resulting from the expected grant of initial public offering awards and clarify that these charges are not reflected in the pro forma condensed consolidated statement of operations information.
     8. Provide disclosure in the filing similar to that provided in note (g) on pages 37 — 38 as to the terms and proposed accounting treatment of the restricted stock units under the equity plan that the company intends to grant effective as of the completion of the offering. In this regard, tell us how you intend to account for the restricted stock unit awards in years one to three when such shares will be deliverable in equal installments on or about the third, fourth and fifth anniversaries of the date of completion of the offering.
     The Company has retained disclosures formerly contained in note (g) as to the accounting treatment that will be applied to the initial public offering awards. Similar disclosures have been added to the “Overview” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations at page 49. In accordance with SFAS 123-R, Share-Based Payments, the Company will record an aggregate non-cash compensation of approximately $26.4 million ratably over the three-year service period as the restricted stock units will be fully vested at the end of that three-year period. The shares underlying the vested restricted stock units will be delivered at the end of years three, four and five, but will be subject to no further vesting requirement after the initial three-year period.
Consolidated Statement Of Financial Condition — page F-3
     9. Revise the Consolidated Statement Of Financial Condition to reflect the effects of the reorganization particularly the conversion of Class C, Class D and Class D-1 redeemable preference shares into shares of

Mr. Mark Webb

common stock, notes payable and, in the case of Class D-1 redeemable convertible shares, a warrant immediately prior to the completion of the offering on the face of the balance sheet. In addition, reclassify the accumulated deficit of the LLC to paid-in-capital.
     The Company has revised the Consolidated Statement of Financial Condition to reflect the effects of the Reorganization in response to the Staff’s comment. The common stock issuable in the reorganization are reflected in pro forma common stock and pro forma additional paid-in capital; the notes payable are reflected in pro forma capital lease obligations and notes payable and the fair value of the warrant is allocated to pro forma additional paid in capital. The Company does not believe that reclassification of the accumulated deficit of the LLC to paid-in capital would be appropriate.
Consolidated Statement Of Operations — Page F-4
     10. Label the pro forma presentation to read Pro Forma, As Adjusted. Revise the presentation to reflect the adjustments for tax and compensation expense as well as adjustments for the reorganization resulting from the issuers change from a LLC to corporate form. Applicable revisions should also be made to Note 19 to explain the basis of the presentation.
     The Company has revised the caption for the pro forma information presented on the face of the consolidated statement of operations as requested by the Staff’s comment and has restored the adjustments for the reorganization (including the conversion of Class C, Class D and Class D-1 redeemable preference shares into shares of common stock, notes payable and, in the case of Class D-1 redeemable convertible shares, a warrant).
Exhibit 23.1 — Consent Of Independent Registered Public Accounting Firm
     11. Provide a currently dated consent of the independent registered public accounting firm in the amendment to the Form S-1.
     The amendment to the registration statement that the Company expects to file later today will include a currently dated and signed consent of the Company’s independent registered public accounting firm.

Mr. Mark Webb

* * *
     As previously discussed with the Staff, the Company is in the process of completing the marketing of its initial public offering, which began with the distribution of its preliminary prospectus, dated January 17, 2006. Assuming the registration statement is declared effective today (Wednesday February 1), the Company expects to be in a position to establish a public offering price after the market closes today. Accordingly, subject to resolution of these remaining comments, the Company hopes to be in a position to have the Registration Statement declared effective this afternoon in accordance with the acceleration requests submitted on Monday January 30. The Staff’s continued cooperation in clearing these additional comments and assisting the Company in meeting its financing goals would be greatly appreciated. Please do not hesitate to call me on (650) 461-5620 or Mark P. Fisher, General Counsel of the Company, on (415) 364-2676 with any questions that you may have with respect to the foregoing.
Very truly yours,
Scott D. Miller

cc:	Mr. Donald Walker Mr. Gregory Dundas Ms. Christina Harley Ms. Sara Crovitz (Securities and Exchange Commission)
Mr. David A. Baylor Mr. Mark P. Fisher Mr. Robert K. West Mr. Jack Helfand (Thomas Weisel Partners)
Mr. Jeffrey D. Saper Mr. Robert G. Day (Wilson Sonsini Goodrich & Rosati, P.C.)